FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 3, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 3, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat and TC Communications Forge Strategic Alliance

(Sydney, Australia)  November 3rd, 2006 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of compact portable satellite terminals, and TC Communications, Australia’s leading provider of integrated satellite communications systems, have entered into a strategic partnership. Under the terms of this partnership, TC Communications will market and support Norsat satellite terminals in the Australian market.

“This partnership confirms our position as the leading provider of satellite communications solutions for terrestrial, airborne and maritime environments,” said Todd McDonell, CEO of TC Communications. ”We are already the incumbent supplier to the Australian Department of Defence, Australian Customs, off shore Defence organisations, major television networks, mining companies, the NSW Police, State Emergency Services and the Environment Protection Authority.”

The companies plan to establish an Authorized Service Center in Sydney to support customers of Norsat’s satellite systems. The Service Center will provide an in-country capability to diagnose, repair, overhaul and upgrade fielded satellite systems. A comprehensive set of in-country critical and depot-level spares will enable the companies to offer an advanced parts exchange program for fielded units. The facility will be manned by Norsat Certified Field Technicians™.

“Norsat is extremely excited to welcome TC Communications as our partner in the Asian-Pacific region. TC Communications’ expertise and commitment makes them the ideal candidate to market our latest product line, the GLOBETrekker, in the Australian market.” said Randy Witten, VP Sales, Norsat International.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005. All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2850.

About TC Communications

TC Communications, an ISO 9001 company, is a specialist data communications company providing end to end solutions for maritime and land mobile / land fixed markets as well as aeronautical markets. TC is a leading provider of satellite communications systems that provide video conferencing, high speed file transfer, efficient remote messaging, portable outside broadcast equipment, remote security and surveillance, and telemaintenance. Additional information is available at www.tc.com.au.

# # #

TC Communications Contact:

Diana Minglis

+61 (02) 97145100

dianam@tc.com.au

Norsat International Inc. Contact:

Pervez Siddiqui

+1 (604) 821-2850

psiddiqui@norsat.com